SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Schedule 13G Under
            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under The Securities Exchange Act of 1934

                                (Amendment No. )


                         Continental Information Systems
          ------------------------------------------------------------
                                (Name Of Issuer)

                             Common Stock, Par Value
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    211497102
                         ------------------------------
                                 (Cusip Number)


                      (Continued on the following page(s))


                                Page 1 of 6 Pages

CUSIP No.   211497102        13G          Page 2 of 6 Pages

Continental Information Systems


1    NAME OF REPORTING PERSON
     S.S.  OR  I.R.S  IDENTIFICATION NO. OF ABOVE PERSON.
     The Chase Manhattan Corporation - CMC
     The Chase Manhattan Bank - CMB

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (A)
                                                             (B)

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION
     The Chase Manhattan Corporation - Delaware
     The Chase Manhattan Bank - New York

NUMBER         5    SOLE VOTING POWER
OF                  CMC    - 546,978
SHARES              CMB    - 546,978

BENEFICIALLY   6    SHARED VOTING POWER
OWNED BY            CMC    - None
                    CMB    - None


EACH           7    SOLE DISPOSITIVE POWER
REPORTING           CMC    - 546,978
PERSON              CMB    - 546,978

WITH           8    SHARED DISPOSITIVE POWER
                    CMC    - None
                    CMB    - None

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     CMC    - 546,978
     CMB    - 546,978

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     CMC -  7.882%
     CMB -  7.882%

12   TYPE OF PERSON REPORTING*
     CMC - HC
     CMB - BK


                      * SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).  Name of Issuer:             Continental Information Systems

Item 1(b).  Address of Issuer's:        One Northern Concourse
            Principal Executive Offices P. O. Box 4785
                                        Syracuse, NY 13221-4785
            Principal Executive Officer:

Item 2(a).  Name of Person Filing:      This  notice  is  filed by The
                                        Chase  Manhattan   Corporation
                                        (CMC)  and  its  wholly  owned
                                        subsidiaries,     The    Chase
                                        Manhattan Bank (CMB ), and

Item 2(b).  Address of Principal
            Business Office:            CMC:  270 Park Avenue
                                              New York, NY 10017
                                        CMB:  270 Park Avenue
                                              New York, NY 10017

Item 2(c).  Citizenship:                CMC - Delaware
                                        CMB - New York

Item 2(d).  Title of Class of Securities:   Common Stock, Par Value

Item 2(e).  CUSIP Number:                   211497102

                        Continental Information Systems


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

        (a) |_| Broker or dealer registered under Section 15 of the Act.

        (b) |X| Bank as defined in Section 3(a)(6) of the Act.

        (c) |_| Insurance Company as defined in Section 3(a)(19) of the Act.

        (d) |_| Investment   Company   registered   under  Section  8  of  the
                Investment Company Act.

        (e) |_| Investment   Adviser  registered  under  Section  203  of  the
                Investment Advisers Act of 1940.

        (f) |_| Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or endowment Fund [see Section 240.13d-1(b)(1)(ii)(F)].

        (g) |X| Parent   Holding   Company,   in   accordance   with   Section
                240.13d-1(b)(ii)(G).

        (h) |_| Group, in accordance with Section 240.13d-1(ii)(H).

Item 4. Ownership:

        (a)  Amount Beneficially Owned:           CMC  -  546,978
             As of December 31, 1997              CMB  -  546,978

        (b)  Percent of Class:                    CMC  -  7.882%
                                                  CMB  -  7.882%

        (c) Number of shares as to which such person has:

          (i)  Sole power to vote or to direct the vote:
                                                  CMC  -  546,978
                                                  CMB  -  546,978

         (ii)  Shared power to vote or to direct the vote:
                                                  CMC  - None
                                                  CMB  - None

                         Continental Information Systems

        (iii) Sole  power to  dispose  or to direct  the  disposition  of:

                    CMC - 546,978
                    CMB - 546,978

         (iv) Shared  power to dispose or to direct the disposition of:
                    CMC - None
                    CMB - None

Item 5. Ownership of Five Percent or Less of a Class:
        Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person:
        These securities were received in lieu of cash after restructuing of a loan made to the principal of the security.

Item 7. Identification and Classification of the Subsidiary Which Holds the Security Being Reported on by the Parent Holding Company:

        Pursuant to Rule 13(d) - 1 (c): This notice is filed on behalf of both CMC and its subsidiary, CMB. In lieu of attaching an exhibit hereto, the identity of CMB is as set forth on the cover page hereof. CMB is classified as a Bank, as such term is defined in Section (3) (a) (6) of the Securities Exchange Act of 1934, as amended,

Item 8. Identification and Classification of Members of this Group:

        Not applicable.

Item 9. Notice of Dissolution of Group:

        Not applicable.

          Continental Information Systems



Item 10.  Certification:

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and did not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature:  After reasonable inquiry and to the best of my knowledge and belief,
            I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 12, 1998

The Chase Manhattan Bank                The Chase Manhattan Corporation


/s Allan Nemethy                        /s Anthony J. Horan
------------------------                --------------------------------
   Allan Nemethy                           Anthony J. Horan
   Compliance Officer                      Corporate Secretary